SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of March 2004

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                [X]        Form 20-F         [ ]      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                [ ]      Yes               [X]      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release, dated March 14, 2004.


                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ELBIT SYSTEMS LTD.
                                      (Registrant)

                                      By: /s/ Ilan Pacholder
                                          --------------------------------------
                                      Name:  Ilan Pacholder
                                      Title: Corporate Secretary

Dated:  March 15, 2004

                                  EXHIBIT INDEX
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    EXHIBIT NO.         DESCRIPTION
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         1.             Press Release, dated March 14, 2004.

                                    EXHIBIT 1
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                                                                   BUSINESS NEWS
                                                                   -------------

           ELBIT SYSTEMS CONTRACT FOR ITS PORTION OF THE TURKISH ARMY
               M60A1 TANK MODERNIZATION PROGRAM BECOMES EFFECTIVE

      Value of contract signed with Israel Ministry of Defense $183 million

HAIFA, ISRAEL, MARCH 14, 2004 - ELBIT SYSTEMS LTD. (NASDAQ: ESLT) today announced that following receipt of all necessary approvals, the definitive agreement for Elbit Systems' portion of the Turkish Army M60A1 tank Modernization Program became effective. The contract, in the amount of approximately $183 million, was signed with the Israel Ministry of Defense, with deliveries to be completed over a four- year period.

The contract is for the supply of electronic and electro-optical fire control systems, electrical gun and turret drive systems, and support equipment for the Turkish M60A1 Modernization Program. Elbit Systems' contract will be performed within the framework of the agreement for the Turkish M60A1 Modernization Program between Israel Military Industries Ltd. and the Turkish Ministry of Defense.

Joseph Ackerman, President and CEO of Elbit Systems, commented: "The Turkish M60A1 Modernization Program, in which we are performing a substantial part, reflects Elbit Systems' advanced technological capabilities that were developed for the Israel Defense Forces' Merkava Main Battle Tank. These capabilities will contribute significantly to the Turkish Army's upgraded M60A1 tanks. This major program strengthens Elbit Systems' position as a world leader in the upgrade market for combat vehicle and other platforms, in which we continue to pursue additional opportunities."

ABOUT ELBIT SYSTEMS

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

FOR  MORE ABOUT ELBIT SYSTEMS, PLEASE VISIT OUR WEBSITE AT WWW.ELBITSYSTEMS.COM

Contacts

Company contact                                      IR Contacts
---------------                                      -----------
Ilan Pacholder, VP Finance                           Ehud Helft/Kenny Green
Elbit Systems Ltd.                                   Gelbart Kahana
Tel:  972-4 831-6632                                 Tel: 1-866-704-6710
Fax: 972-4 831-6659                                  Fax: 972-3-607-4711
Pacholder@elbit.co.il                                ehud@gk-biz.com
                                                     ---------------
                                                     kenny@ gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.